Exhibit 99.1

October 25, 2019

AGM Group Holdings Inc.

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

Board of Directors,

I hereby tender my resignation Chief Operating Officer at AGM Group Holdings Inc., effective October 25, 2019.

Sincerely,

/s/ Chengchun Zhang
Chengchun Zhang